Mail Stop 3720

April 28, 2006

Ann Effinger Meuleman
AT&T Inc.
175 East Houston
San Antonio, Texas 78205

      Re: **AT&T Inc.**
              Registration Statement on Form S-4
              Filed March 31, 2006
              File No. 333-132904

              Form 10-K for the year ended December 31, 2005
              Filed March 1, 2006
              File No. 1-08610

Dear Ms. Meuleman:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.   We note your disclosure that a failure of a BellSouth shareholder to vote is the equivalent to a vote against the merger. Also highlight that the failure of a AT&T shareholder to return his or her proxy will negatively affect approval of the merger (because of the need to have a majority of the AT&T shares represented at the meeting).

Questions and Answers, page vii

2.   Clarify answer #15 to make clear that if a shareholder returns a signed proxy card without specifying his or her choices, the shares will be voted for the merger.

3.   We note your answer to question #17 where you indicate that the pro forma dividend to BellSouth shareholders if the merger had been completed prior to the record date for the most recent AT&T dividend would have represented a 52% increase over BellSouth's most recently paid dividend. Tell us in your response letter whether this increase is consistent with what was paid out by both companies over the last 24 months. If not, make clear that this increase is not necessarily typical of what might be paid in the future by AT&T.

Summary, page 1

The Companies, page 1

4.   We note you disclosed BellSouth's annual revenues but please also disclose BellSouth's net income and AT&T's 2005 revenues and net income.

5.   Where you disclose BellSouth's ownership interest in Cingular in the first paragraph, please also disclose that BellSouth and AT&T jointly control Cingular.

Interests of BellSouth Executive Officers and Directors in the Merger, page 4

6.   Highlight the severance payments that will be due to Mr. Ackerman upon his departure in connection with the completion of the merger.

No Dissenters Rights, page 5

7.   Please briefly explain what dissenters' rights are and how the absence of these rights impact BellSouth's shareholders.

<u>Alternative Acquisition Proposals, page 6</u>

8.   Briefly explain what a standstill agreement is.

<u>Conditions to Closing, page 6</u>

9.   Disclose here, and on pages 86-88 under "Conditions to the Merger,"the material conditions
        to the merger that are waiveable. In addition, disclose whether it is the BellSouth board's
        intent to resolicit stockholder approval of the merger if either party waives material
        conditions. We generally believe that resolicitation is required when companies waive
        material conditions to a merger. In this regard, we note your disclosure in the material
        United States tax consequences section that you intend to resolicit in the event that the tax
        consequences are materially different from those described in this joint proxy statement/
        prospectus.

<u>Selected Historical Financial Data of AT&T and BellSouth, pages 10 and 11</u>

10.   Include each company's net income for the periods presented.

<u>Risk Factors, page 16</u>

11.   Revise the following risk factor captions to succinctly state in your caption the particular
        risk that results from the uncertainty, and tailor the caption to reflect the particular risk to
        you or potential investors:

        • The interests of the directors and executive officers of BellSouth . . ., page 17
        • The merger agreement restricts BellSouth's ability to pursue . . ., page 17
        • The combined company's indebtedness following the completion . . ., page 19
        • AT&T's ability to maintain leading technological capabilities is uncertain, page 20
        • Changes to federal and state regulations and decisions . . ., page 20
        • The rights of BellSouth shareholders will change . . ., page 21

<u>The interests of the directors and executive officers of BellSouth in seeing the merger completed
may be different…, page 17</u>

12.   Clarify that the interests of the directors and executive officers of BellSouth are (as opposed
        to "may be") different than those of the BellSouth shareholders due to their change of
        control and severance arrangements and include the total dollar amount of the severance
        payments that could be payable to management of BellSouth if all leave the company
        within two years of the completion of the merger (total of the amounts in the table on page
        55).

The merger agreement restricts BellSouth's ability to pursue alternatives to the merger, page 17

13.   Include a separate risk factor or expand this one to highlight the fact that the merger
        agreement also restricts the ability of both companies' shareholders to defeat the merger
        because of the termination fee payable if either company's shareholders do not approve the
        merger.

The success of AT&T's Project Lightspeed . . ., page 20

14.   Please disclose the current status of this project and AT&T's anticipated timing for
        deployment.

The rights of BellSouth shareholders will change . . ., page 21

15.   We note your cross-reference to the lengthy comparison of the rights of a shareholder of
        BellSouth and the rights of a shareholder of ATT but please briefly explain why the
        differences between the current rights of BellSouth shareholders and the rights they will
        have after the merger as AT&T shareholders should be viewed as risks to BellSouth
        shareholders. However, the disclosure does not make clear why this change in corporate
        domicile poses a risk to BellSouth shareholders. In this regard, clarify whether Delaware
        law generally offers fewer rights or less protection than Georgia law?

The Merger, page 24

Background of the Merger, page 24

16.   Please disclose any particular issues underlying the inability of AT&T and BellSouth "to
        agree on a basis to proceed with discussions" in late 2004 and early 2005. In addition,
        please explain how these issues were resolved so that investors understand why there was a
        basis to proceed with discussions in early January 2006.

17.   We note your disclosure regarding the wide range of strategic alternatives that BellSouth
        considered in 2005. Please describe why each of these alternatives was not pursued. In this
        regard, please clarify whether BellSouth entered into negotiations for any of the strategic
        alternatives you reference and, if so, please describe those negotiations.

18.   Please expand your disclosure regarding the discussions that Mr. Whitacre and Mr.
        Ackerman had in January and February of 2006 to address the key aspects of the proposed
        transaction that they discussed. For example, you state that based on Mr. Ackerman's
        briefing of the BellSouth board, Mr. Ackerman contacted Mr. Whitacre on January 26,
        2006 to indicate BellSouth was willing to proceed with further discussions. Please disclose
        the key transactions terms that were discussed in the briefing and add any additional context
        to your disclosure with regard to the progression in the negotiations. For each step in the

negotiations, please disclose any key transaction terms that were resolved and/or still under consideration by the parties.

19.   Please clarify whether AT&T first suggested the 1.325 exchange ratio at the February 10, 2006 meeting between Mr. Ackerman and Mr. Whitacre. In addition, briefly explain how AT&T arrived at the 1.325 exchange ratio.

20.   Please provide more insight to the negotiations behind management's decisions regarding:

- The exchange ratio and the type of merger consideration;
- The terms upon which BellSouth could consider an alternative acquisition proposal and the process for dealing with any third-party proposal; and
- The $1.7 billion termination fee.

21.   Please disclose why AT&T and BellSouth each engaged two fairness advisors (instead of just one for each company) and clarify whether the number of fairness advisors to be retained was negotiated by the parties.

Recommendation of the AT&T Board of Directors, page 27

22.   We note that BellSouth's historical business is "wireline communications and its largest customer segment is the retail consumer segment." We also note from AT&T's MD&A in its 2005 annual report that its focus following the SBC Communications merger was "broadband/data and business revenues." Explain in reasonable detail and in Plain English how this merger continues the business focus of AT&T or whether the merger signals a change in the business focus of AT&T back to servicing the retail consumer and providing extensive wireline communications nationwide.

BellSouth's reasons for the Merger, page 27

23.   We note your disclosure under "Other Transaction Considerations" that after consulting with BellSouth's financial the Board's judgment was that this fee "was at the low end of the range of termination fees provided for in recent large acquisitions." Please disclose the number of transactions considered in this analysis. Please also disclose the average fee in those transactions, as a percentage of the merger consideration. Please also clarify whether the board considered other factors regarding the termination fee, such as the amount of the termination fee relative to BellSouth's net income of $3.3 billion in 2005.

24.   You list the requirement to pay the termination fee in the event that BellSouth terminates the merger agreement and accept a superior proposal under the potential risk that certain of the merger agreement terms may discourage other proposals for alternative transactions. You separately list "the other circumstances under which BellSouth may be required to pay a termination fee of $1.7 billion to AT&T." Please specifically describe these "other

circumstances" and please clarify what the board specifically considered regarding these "other circumstances." In this regard, please specifically address whether the "recent large acquisition transactions" that the board considered with regard to the termination fee contained similar provisions that would trigger the payment of the termination fee. For example, did these other transaction contemplate payment of the fee by the target in the event that the target's shareholders did not approve the transaction?

25.   We note that the BellSouth board concluded that the terms of the merger agreement, including the $1.7 billion termination fee, "should not preclude a proposal for an alternate transaction involving BellSouth" (page 29). Explain in greater detail how the BellSouth board reached such a conclusion, particularly in light of the stated risk on page 30 that the termination fee "may have the effect of discouraging proposals for alternative transactions with BellSouth."

Opinions of AT&T's Financial Advisors, page 31
Opinions of BellSouth's Financial Advisors, page 42

26.   Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by AT&T's or BellSouth's financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

27.   Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Accordingly, please disclose all material projections that were exchanged among AT&T, BellSouth and their respective financial advisors or advise us why they are not material. For example, please disclose the "financial projections of BellSouth prepared by BellSouth's management" that was furnished to Lehman Brothers, as disclosed on page 32. You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts' scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.

28.   Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

29.   We note that you have only quantified the consideration being paid to Citigroup and Goldman Sachs in connection with this transaction. As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that each of the four financial advisors will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

30.   Quantify the portion of the fees payable to Lehman Brothers and Evercore that are contingent upon the consummation of the merger. In addition, revise any references to the advisors' opinions and analyses appearing in each of AT&T's and BellSouth's reasons for the merger to address the contingent payments being paid to each of the four financial advisors.

Equity Research Analysis, page 36

31.   Disclose why Lehman Brothers and Evercore selected the firms listed for this analysis.

Material United States Federal Income Tax Consequences, page 56

32.   We note your disclosure that "[a]ssuming that the merger will be treated for federal tax purposes as a reorganization . . ., the material United States federal income tax consequences . . . are as follows." Counsel may not assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction is structured to qualify as a reorganization under Section 368(a).

33.   It appears that you intend the tax discussion to be counsels' opinion. If so, please revise to clearly state that this is counsels' opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

Information About the AT&T Special Meeting, page 63
Information About the BellSouth Special Meeting, page 66

34.   We note your disclosure that proxies may be solicited by mail, telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Unaudited Pro Forma Condensed Combined Financial Information as of and for the Year Ended December 31, 2005, page 92

35.   We note that you refer to third-party valuations. While you are not required to make reference to the third-party valuations, when you do you should disclose the name of the experts and include the consents of the experts in the filing. If you decide to delete your reference to the third-party valuations, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Note to Unaudited Pro Forma Condensed Combined Financial Statements, page 97

36.   Please note that all pro forma adjustments should be referenced to footnotes that clearly explain what has taken place as well as any assumptions. Please revise and expand your footnote presentations to provide the required level of detail and clarity.

37.   Expand Note 2(a) to clearly provide a schedule showing how the unreferenced amounts on the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet for the Adjustment for the Consolidation of Cingular were developed. Provide a reference to the note on the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet.

38.   In Note 2(a), disclose the offsetting debits related to the credits of $31,404 and $21,274 to eliminate AT&T's and BellSouth's investments in Cingular.

39.   Expand Note 2(b2), to indicate the assets and liabilities that have been recorded at historical costs and those that have recorded at estimated fair value.

40.   In Note 2(b2), provide the amounts of BellSouth's reclassified capitalized software and deferred activation revenue and expense. Provide the appropriate references in the Unaudited Pro Forma Condensed Combined Balance Sheet.

41.   In Note 2(b4), discuss the two adjustments on the balance sheet, $45 adjustment to the Cingular assets and $5,579 adjustment the Other noncurrent liabilities.

42.   In Note 2(b5), disclose how you determined that the carrying value of BellSouth's long-term debt was $15,765 at December 31, 2005.

43.   In Note 2(c1), disclose the entry that was made to the Pro Forma Condensed Combined Statement of Income to arrive at these adjustments.

44.   In Note 2(c2), (d3) and (e4), tell us why you are not using the effective interest method to amortize the difference between the fair value and carrying value of the debt.

45.   In Notes 2(c2) through 2(c6), show the computation of each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

46.   In Notes 2(d2) and 2(d3), show the computations for each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

47.   In Notes 2(e3) and 2(e4), show the computations for each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

48.   In Note (f), show the computation of pro forma basic and diluted earnings per share, including the computation of the weighted average shares outstanding.

Annex A

49.   As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules or disclosure letters, together with an agreement to furnish to us a copy of any omitted document upon request.

Exhibits

50.   In the consents filed as exhibits 99.7 and 99.10, each advisor makes similar statements that its consent is being delivered or included solely in connection with this initial filing of the registration statement. Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

51.   Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

Other

52.   Please note that the staff has issued comments regarding the 2005 10-K of Cingular Wireless. Because of the incorporation by reference of these financial statements into this registration statement, those comments must be resolved prior to the effectiveness of this registration statement.

* * * * *

As appropriate, please revise your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 3384 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Eric M. Krautheimer, Esq.
        Sullivan & Cromwell LLP
        (212) 558-3588 (fax)